
StreetPrint

INTEGRATED PAVING CONCEPTS INC.
102 – 17957 55th Avenue, Surrey, BC Canada V3S 6C4
Telephone: (604) 574-7510 • Fax: (604) 574-7520 • Internet: www.streetprint.com

JANICE JORGENSEN, EXECUTIVE ASSISTANT
Direct Telephone Extension: 256 • Email: janice.jorgensen@streetprint.com




05008272

May 5, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington DC 20549
USA

Dear Sirs;

Re: **Integrated Paving Concepts Inc. (the "Company")**
Filing Under Rule 12g3-2(b) of Securities Exchange Act of 1934
Your File No.: 82-3956

We enclose, for filing, a copy of the Company's News Release dated May 5, 2005.

Yours very truly,

Janice Jorgensen
Executive Assistant

jj
Enclosure


StreetPrint

INTEGRATED PAVING CONCEPTS INC.

NEWS RELEASE

For Immediate Release
TSE Symbol – IPA

Stephen Bellringer Appointed to the Board of Integrated Paving Concepts Inc.

Vancouver, BC, Canada, May 5, 2005 - Integrated Paving Concepts is pleased to announce Stephen Bellringer was elected as a Director at its recent Annual General Meeting. Mr. Bellringer brings an extensive business background to the Company. In addition, he is currently a Director of B.C. Hydro, Trimin Capital, Canadian Hotel Income Properties, Dental Technologies Inc. and GSW Inc.

Mr. Bellringer previously held a variety of leadership and senior executive responsibilities including President and CEO positions with Union Gas, BC Gas (now Terasen), and Orca Bay Sports and Entertainment, amongst others. He holds a Bachelor of Commerce, MBA and honorary LLD degree from the University of Windsor, Ontario.

"Steve brings an outstanding perspective and a vast amount of business experience to our Board", stated Clark Quintin, President and CEO. "We are delighted to have him involved with the Company, and look forward to his contribution".

About Integrated Paving Concepts
Integrated Paving Concepts Inc., founded in 1992 and based in BC, Canada, provides innovative decorative paving processes and products. The Company has two basic product lines, StreetPrint Pavement Texturing™ (StreetPrint) and StreetPrint DuraTherm™ (DuraTherm), and all revenue is derived from the sales of Applied Products and Equipment & Tooling related to these product lines. The Company's products are marketed through its Licensed Applicator network throughout North America, and Master Licensees in countries throughout the world. The Company is committed to continued product and market development for decorative asphalt applications.

The shares of Integrated Paving Concepts Inc. trade under the symbol IPA on the Toronto Stock Exchange. Information regarding this news release, Integrated Paving Concepts Inc., or its products can be obtained by calling Janice Stasiuk, Chief Financial Officer & Corporate Secretary at (604) 574-7510 ext.227 or email: janice.stasiuk@streetprint.com. Full financial results and management discussion and analysis are available at www.sedar.ca and on the Company's website at www.streetprint.com.

Integrated Paving Concepts Inc.
Janice Stasiuk, Chief Financial Officer & Corporate Secretary